Zions Bancorporation has filed a registration statement (Registration Statement No. 333-132868, including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus dated March 31, 2006 contained in that registration statement, the preliminary prospectus supplement dated April 10, 2008 and other documents Zions Bancorporation has filed with the SEC for more complete information about Zions Bancorporation and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Zions Bancorporation or a representative will arrange to send you the prospectus and other documents Zions Bancorporation has filed with the SEC if you request it by calling toll free 1-800-524-8875. You may also get these documents at www.esoars.com.

Zions Bancorporation has caused the following to be posted on the website www.auctions.zionsdirect.com, on which website will be conducted a public auction for the registered offering of the Issuers' Employee Stock Option Appreciation Rights Securities, Series 2008.

ESOARS™ Overview
ESOARS™ (Employee Stock Option Appreciation Rights Securities) provide a market-based alternative to employee stock option valuation for FAS 123R. ESOARS are tracking instruments that measure the cost of the underlying option grant by making payments to holders when employees exercise their options. A fair market value of ESOARS, and consequently the option grant, is determined in a competitive online auction.
The Securities and Exchange Commission staff has reviewed our ESOARS instrument and concurs that it can be used for employee stock option grant valuation. See Complete SEC Notification.
ESOARS SECURITIES
ESOARS are tracking securities. They track the value of an employee stock option grant by making payments to holders when employees exercise options in the reference pool of granted options. It is important to note that ESOARS are not stock options. ESOARS holders do not have a right to exercise any options but rather receive payment when employees exercise.
ESOARS are fully registered and are most easily issued from a universal shelf registration. The shelf must contain language allowing the issuance of ESOARS. Shelf registrations that are already effective can be amended. There are no restrictions on after-market trading or hedging of ESOARS. The securities are deposited with Depository Trust Corporation (DTC) and all clearing takes place using well-established mechanisms. The Zions Bank Corporate Trust Department can serve as issuing and paying agent.
ONLINE AUCTION
A fair-market value of ESOARS is determined in an online auction. The auction is open to all suitable investors. Institutions and sophisticated individual investors are the primary bidders. The auction is held on or near the option grant date. The auction platform was developed by Grant Street Group, a well-established provider of online securities auctions. The auction is a modified Dutch auction similar to that used by the U.S. Treasury. All winning bidders pay the market-clearing price. Unlike Treasury auctions, which use sealed bids, bidders in ESOARS see the market-clearing price and know whether they are currently in a winning position.
ESOARS auctions have a two-minute rule that extends the auction period by two minutes from the time a bid is submitted that changes the market-clearing price, beginning during the final two minutes of the auction and extending until two minutes have elapsed with no change in price.
FAS 123R
FAS 123R governs the accounting for employee stock options. The pronouncement favors the use of a market price for valuation of employee stock options. Paragraph 23 reads, in part, "The fair value of an equity share option or similar instrument shall be measured based on the observable market price of an option with the same or similar terms and conditions, if one is available."
PRE-VESTING FORFEITURES
FAS 123R requires that reported compensation expense not exclude employee stock options that do not vest. In order for the valuation of ESOARS to reflect only options that vest, payments to holders of ESOARS are adjusted so that payments reflect the value that would have been paid had all of the options vested (assuming the same exercise pattern as vested options). If all options are forfeited prior to vesting, the proceeds of the ESOARS issuance are refunded, with interest.
ROLE OF ZIONS
Zions will assist in all aspects of the issuance of ESOARS. We have prepared a turnkey solution including language for a shelf registration, a prospectus supplement template and other necessary legal documents and agreements. We will assist with SEC filings. With the help of Grant Street Group, we have customized and designed an auction platform. We have identified a set of interested bidders. Zions Direct (FINRA/SIPC), a non-bank broker-dealer subsidiary of Zions First National Bank, will act as auction agent.
ESOARS EXAMPLE
In May 2007, Zions Bancorporation held an ESOARS auction. The auction was held to derive a value for the Company's employee stock option grant. The Company intends to use the valuation for FAS 123R purposes.
Zions Bancorporation's Employee Stock Option Grant
On May 4, 2007, Zions' board of directors approved an employee stock option grant of 994,180 options. The strike price of $83.25 was set at the market closing price on that day. The options have a seven-year life and vest one-third each year over three years.
Auction Timing
The Zions ESOARS auction opened on May 4, the option grant date, and closed on May 7, 2007.
Size of ESOARS Issuance
Zions' ESOARS issuance was sized to represent 10% of the value of its employee stock option grant. 99,418 ESOARS units were sold in the auction and holders are entitled to 10% of the net intrinsic value realized by employees as they exercise their options ([price at exercise - strike price of options] x number of options exercised), adjusted for pre-vesting forfeitures.
Results of Auction
43 bidders submitted a total of 874 bids. 235 of the bids were submitted during the two-minute rule extension. There were 21 winning bidders with a market-clearing price of $12.06 per ESOARS unit. Institutional investors purchased 97% of the units.
In future auctions we may reduce the time the auction is open and limit two-minute rule extensions.

ESOARS Structural Overview

Auction Calendar
Current Auctions of ESOARS™

Auction Close Date	Issuer	Security Type	Term	Market-Clearing Price/Yield
4/25 12:00 PM ET	Zions Bancorporation	ESOARS™		$ 0.01	Auction Upcoming
• ESOARS™ • 180,000 units to be issued Auction Rules | Prospectus | Issuer's Homepage
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Auction Rules

General Auction Rules:

1.
For all products not purchased using the "Buy Today!" feature, a bidder that submits a Winning Bid(s) is irrevocably obligated to purchase up to the number of units for which that Bidder has bid at the Market-Clearing Price. A Bid is not a Winning Bid until formally accepted by the Auction Agent.

2.
For products purchased using the "Buy Today!" feature, the registered user is obligated to purchase up to the number of units for which that registered user has submitted and confirmed at the pre-set price and yield.

3.
The Auction Agent is not responsible for technical difficulties that result in loss of a Bidder's internet connection to the bidding site, slowness in transmission of Bids through the internet or facsimile or other technical problems.

4.
If for any reason a Bidder is disconnected from the Auction bid submittal page during an Auction after having submitted a Winning Bid, such Winning Bid shall be valid and binding upon that Bidder, unless the Issuer or the Auction Agent exercises its right in its sole and absolute discretion to reject the Bid, as described in the Offering Material.

5.	The Auction Agent will not accept a Bid that generates an error message until the error is corrected and that Bid is resubmitted.

6.	By participating in the Auction, each Bidder accepts, and agrees to abide by, all terms and conditions specified in the Offering Material related to the Auction in which the Bidder participates.

7.	The Auction Agent shall not be responsible for any defect or inaccuracy in the Offering Material related to each Auction, as it appears on the Auction web site.

8.	Only a Bidder who is registered and qualified by the Auction Agent may submit Bids. The Auction Agent reserves right to deny access to the Auction web site to any Bidder, whether or not registered.

9.
The Bidder has the responsibility of protecting the Bidder's password. Neither the Auction Agent nor the Auction Administrator shall be responsible for protecting the confidentiality of a Bidder's password.

10.
A Bidder who submits a Bid by clicking the "Submit"' button must confirm that Bid by reviewing the confirmation page and then clicking the "Submit" button to confirm. In general, once a Bidder has submitted and confirmed a Bid, the Bid will be binding and may not be rescinded or revoked.

Product-Specific Auction Rules:

ESOARS™

11.
The purpose of ESOARS™ Auctions administered by Zions Direct is to establish a market value for employee stock options. Each bidder certifies, upon entering each ESOAR™ auction, that they are not bidding in conjunction with any other registered bidder or bidders with the intent to manipulate the final ESOARS™ market clearing price.

Frequently Asked Questions
Auction Basics

1.	Who can participate in the auctions?

2.	How do I register to bid on the auctions?

3.	What information do I need to provide in order to register?

4.	How and when do I pay for Financial Instruments/Securities won in the auction?

5.	Will the identity of winning bidders be made public?

6.	How do I find out about future auctions?

7.	How does the auction work?

8.	What is a unit?

9.	Are there minimum or maximum bid quantities?

10.	Are there minimum or maximum bid prices/yields?

11.	How do I place a bid?

12.	Can I submit more than one bid?

13.	Can I lower or retract my "In the Money" bid?

14.	How are the Financial Instruments/Securities priced?

15.	How are Units allocated?

16.	Is my bid binding?

17.	Why do I have to confirm my bid?

18.	How will I know if I have won?

19.	What is the two-minute rule?

20.	What type of auction will be used?

21.	When will the auctions be held?

22.	How do you handle tie bids?

23.	Why do you reserve the right to reject bids?

Product-Specific FAQs

CDs

1.	How do I bid for CDs?

2.	Are auctioned CDs insured?

3.	What is bidding on Yield?

4.	How frequently will payments be made?

5.	What is "Buy Today!" ?

6.	Why would I use "Buy Today!" instead of bidding in the auction?

7.	Does my "Buy Today!" purchase affect my bid limit for the auction?

8.	When do I get my "Buy Today!" CDs?

ESOARS™: Basics

1.	What are ESOARS™?

2.	Where can I find more information about ESOARS™?

ESOARS™: Option-Granting Companies

3.	Why issue ESOARS™?

4.	Which companies might benefit from issuing ESOARS™?

5.	What does a company need to do to issue ESOARS™?

6.	What are the relevant accounting pronouncements?

7.	What has the Securities and Exchange Commission (SEC) said about using a market price to value employee stock options?

ESOARS™: Investors / Bidders

8.	Who can invest in ESOARS™?

9.	What are some of the risks of investing in ESOARS™?

10.	What is the purpose of the ESOARS™ auction market?

11.	Under what conditions will I receive payments from ESOARS™?

12.	What happens when employee stock options are forfeited?

13.	How frequently will payments be made?

14.	Will my ESOARS™ payments be in cash or shares of stock?

15.	Will my ESOARS™ appear on my brokerage account statement?

16.	Can I sell or transfer my ESOARS™ to another investor?

17.	How much should I bid for ESOARS™?

18.	What information will be provided about previous option grants?

19.	What are the tax implications of investing in ESOARS™?

20.	Will purchasers receive physical ESOARS™ certificates?

21.	What happens to ESOARS™ if the employee stock option grant is modified?

Auction Basics

1.	Who can participate in the auctions?

Individuals and institutions that register with the site and are approved by Zions Direct will be able to participate in the specific Auction for which they have completed the qualification requirements. Zions Direct may assign a maximum bid amount to each bidder in order to ensure a broad participation in the offering. If you do not currently have a Zions Direct account you may need to provide additional information regarding your tax bracket, annual income, net worth, liquid net worth/investable assets, and any other pertinent information that Zions Direct may require. Institutional bidders may be required to submit certain financial statements in order to establish bid limits.

2.	How do I register to bid on the auctions?

Registration is accomplished by completing the online form found on the Registration page. After completing the registration, Zions Direct will notify you regarding your eligibility to bid and your maximum bid amount.

3.	What information do I need to provide in order to register?

All bidders must provide their name and contact information. Zions Direct account holders must provide their Zions Direct account number. Winning bidders who do not have a Zions Direct account must open a Zions Direct bidding account.

4.	How and when do I pay for Financial Instruments/Securities won in the auction?

Settlement dates will be listed in the Offering Material. Institutions will pay Zions Direct by delivery versus payment, as per the purchaser’s delivery instructions. Zions Direct account holders may pay through their Zions Direct account.

5.	Will the identity of winning bidders be made public?

No. Bidders will be issued a bidder identification number at registration that is not based on their name or user ID. User names will not be made public information, but after the close of the auction individuals will be able to see their user ID upon logging in to view the results.

6.	How do I find out about future auctions?

Future auctions are posted on the Calendar.

7.	How does the auction work?

o	After registration and approval by Zions Direct, bidders will log in to the listed auction on the Calendar page during the scheduled auction period.

o	Bidders submit bids for a quantity of units at a specified price or yield, depending on the auction. Refer to the Offering Materials for Auction bidding details.

o
Submitting a bid is a two step process. Bidders first click “Submit” on the bid page. A confirmation page then appears. Bidders must hit "Submit" again to confirm their bid before the system accepts the bid.

o
The auction web page will indicate whether a bid is “in the money.” “In the money" means that if the auction ended with no additional bidding activity by other bidders, the “in the money” units would be awarded to the bidder at the market-clearing price.

o
Bidders may need to manually refresh the auction page to see whether the status of their bid(s) has changed. This process continues until the end of the auction period, at which point Zions Direct will review the submitted bids and announce the auction winners.

o	Winners will be contacted by Zions Direct in a reasonable amount of time following regarding payment and settlement of auction winnings.

8.	What is a unit?

A unit is the term of measurement for each Financial Instrument/Security. When referencing CDs, one unit is equal to one CD. Units may refer to CDs, bonds, shares or ESOARS™.

9.	Are there minimum or maximum bid quantities?

Refer to the Offering Material on the specific auction for details. Minimum or maximum bid quantities may be established for each auction. However, typically the minimum bid quantity will be one unit. The maximum bid quantity may be limited by the auction size of maximum bid amount approved for the bidder.

10.	Are there minimum or maximum bid prices/yields?

See the Offering Materials specific to the Financial Instruments/Securities you are bidding on. There may be minimum or maximum bid prices or yields.

11.	How do I place a bid?

Bids are submitted through the bid page after logging into the scheduled auction from the Calendar page. Bidders enter the quantity of units and the price or yield for each bid they wish to submit. After submitting the bid, bidders will be required to review their bid to ensure that it is correct. Only after confirming the bid will it become official and binding. In any bid row, once you have submitted and confirmed a bid, you may not decrease the number of units, decrease the price, or increase the yield unless that bid row is “outbid” and the market clearing price climbs above your bid price (or market clearing yield drops below your bid yield) so that your bid is no longer “in the money.”

12.	Can I submit more than one bid?

Yes, if more than one bid row is allowed per the Offering Material for that specific auction. If multiple bid rows are available, bidders may place separate, concurrent bids, each independent of the other. Each bid may be made for different numbers of units and for different bid prices or bid yields. A bidder will not be able to place an individual bid that exceeds that bidder's maximum bid amount. A bidder will also not be able to exceed his or her maximum bid amount in multiple bid rows. A bidder who has, for example, three active bids will be able to bid up to his or her maximum bid amount with the highest bid price counted against the maximum bid amount first, followed by the next highest bid, then the next highest bid. The bid of a bidder who has placed multiple bids may be deemed to be "in the money" only to the extent that the aggregate value of the multiple bids is less than or equal to that bidder's maximum bid amount, starting from the highest bid and then descending.

13.	Can I lower or retract my "In the Money" bid?

No. Bidders may only improve submitted and confirmed bids. Bidders may improve a bid by increasing the Price, decreasing the Yield (where applicable) or increasing the quantity bid. Once submitted and confirmed, bids are binding and may not be retracted. Once that bid row is “outbid” and the Market Clearing Price climbs above the bid Price (or the Market Clearing Yield drops below the bid Yield) so that a Bidder's bid is no longer “in the money”, the bidder may change the Price, Yield or number of units. This process continues until the end of the Auction Window. Once the Auction Window closes, the Auction Agent will review the submitted bids and announce the Winning Bidders for the particular Auction.

14.	How are the Financial Instruments/Securities priced?

The auctioned Financial Instruments/Securities are priced through a competitive, open auction process. The price paid by all winning bidders will be the “market-clearing price.” The market-clearing price, or “stop price,” will be the highest price at which all of the units offered in the auction are sold. Zions Direct will move down the list of bids in descending order of price until the total quantity of units bid for equals (or exceeds) the number of units being offered.

For example, assume that 100,000 CD units are being offered and that bidders have bid as follows:

Bidder	CDs Units Represented by Bid	Bid Price
A	50,000	99
B	50,000	98
C	50,000	97

In this example, 99 is not the market-clearing price because only 50,000 of the CD units offered could be sold at that price. Furthermore, 97 is not the market-clearing price because, although all of the CDs being offered are sold for prices over 97, this is not the highest price at which all of the CD units offered could be sold. Instead, all of the CD units being offered in this example will be sold at the higher price of 98. Therefore, 98 is the market-clearing price. The entire issue of CD units will be sold at the market-clearing price. Even the CDs that were bid for at 99, would have been sold for 98. In this auction, the winning bidders would pay $980.00 for each CD, which have $1,000.00 par value.

15.	How are Units allocated?

Units are allocated first according to the price (yield) bid, then according to the timestamp of the bid. Bids above the market-clearing price (or below the market-clearing yield) will be allocated the entire quantity of “in the money” units (as designated by the auction site and subject to the bidder’s maximum bid amount). Bids at the market-clearing price will be allocated as follows: (1) if only one bid is at the market-clearing price, that bid will be allocated the quantity of units that clears the market; or (2) if multiple bids are at the market-clearing price, units will be allocated according to timestamp, with the earliest bids being filled first. For example, assume that 100,000 CD Units are being offered, and that the following bidders have bid as follows:

Bidder	CD Units Represented by Bid	Bid Timestamp	Bid Price
A	40,000	10:00 AM	102
B	40,000	9:00 AM	101
C	40,000	9:30 AM	101

In this example, 101 is the market-clearing price because it is the highest price at which all of the CD units offered could be sold. Bidder A is allocated all 40,000 CDs bid. This leaves 60,000 CD units to be allocated to the bidders that bid at the market-clearing price. The remaining 60,000 CD units are allocated on the basis of timestamp, first to Bidder B who had the earlier timestamp, and then to Bidder C. In this example, Bidder B would receive all of the 40,000 units bid, and Bidder C would be allocated the remaining 20,000 CD units.

In the event that a single bidder bids at the market-clearing price but the available quantity is less than that for which the bidder bid, the bidder will receive the available quantity.

16.	Is my bid binding?

Yes. Bids submitted and confirmed by you are binding, unless your bid is below the market-clearing price.

17.	Why do I have to confirm my bid?

Confirmation of your bid gives you an opportunity to verify that you have entered your bid correctly. It will also compute the total dollar amount bid (price times quantity).

18.	How will I know if I have won?

Winning bidders will be identified on the auction web site by their bidder IDs shortly after the auction is finished. Winning bidders will also be notified by the Auction Agent.

19.	What is the two-minute rule?

As described in the Offering Material, if any bid received in the final two minutes of an auction changes the market-clearing price, the auction will automatically be extended for two minutes from the receipt of that bid. Please refer to the Offering Material for maximum amount of time an auction may be extended, if applicable

20.	What type of auction will be used?

The auction used is frequently referred to as a modified Dutch auction. The auction is modeled after that used by the U.S. Treasury with a few notable differences. To aid in price discovery, auctions are open, meaning that bidders can enter bids, determine if their bids are “in the money,” and make adjustments, if desired. Treasury auctions are closed, or sealed bid. Also, the Treasury auction allows noncompetitive bids (a buyer agrees to buy a quantity at whatever the market clearing price turns out to be) while our Auctions do not.

21.	When will the auctions be held?

See the calendar or Offering Materials for specific dates and times of upcoming auctions.

22.	How do you handle tie bids?

See question 15, above.

23.	Why do you reserve the right to reject bids?

Zions Direct may reject a bid to preserve the validity of the auction process and the price determined by it.

Product-Specific FAQs

CD Basics

1.	How do I bid for CDs?

Each investor must determine how much to bid. You may bid by entering a price or yield. You may use one bid row or up to five bid rows. Price bids are entered as dollars per $100. For example, a bid price of $97.75 represents a bidder's willingness to pay $977.50 for the CD with a par value of $1,000.00. Yield bids are entered as a percent. The yield bid calculates the price per CD, given the CD's coupon, such that the annualized return to the investor equals the yield. For example, a yield bid of 6.20% on a 9-month CD with a coupon of 5.25% gives a price per CD of 99.3, or $993.00.

2.	Are auctioned CDs insured?

Your CDs are insured by the FDIC, an independent agency of the U.S. Government, to a maximum amount of $100,000 (including principal and interest) for all deposits held in the same capacity per insured financial institution. Any accounts or deposits that you may maintain directly with a particular insured financial institution, or through any other intermediary in the same capacity in which the CDs are maintained, would be aggregated with the CDs for purposes of the $100,000 limit. In the event an insured financial institution fails, interest bearing CDs are insured, up to the $100,000 limit, for principal and interest accrued to the date the insured financial institution is closed. Zero Coupon CDs are insured to the extent of the original offering price plus interest at the rate quoted to the depositor on the original offering, accreted to the date of the closing of the Bank. Interest is determined for insurance purposes in accordance with federal law and regulations. The original offering price of a Zero Coupon CD plus accreted interest is hereafter called the “Accreted Value.”

Securities Investor Protection Corporation protection is unavailable for CDs insured by the FDIC.

Under certain circumstances, if you become the owner of CDs or other deposits at an insured financial institution because another depositor dies, beginning six months after the death of the depositor the FDIC will aggregate those deposits for purposes of the $100,000 limit with any other CDs or deposits that you own in the same capacity at the insured financial institution. Examples of accounts that may be subject to this FDIC policy include joint accounts, “payable on death” accounts and certain trust accounts. The FDIC provides the six month “grace period” to permit you to restructure your deposits to obtain the maximum amount of deposit insurance for which you are eligible.

YOU ARE RESPONSIBLE FOR MONITORING THE TOTAL AMOUNT OF DEPOSITS THAT YOU HOLD WITH ONE INSURED FINANCIAL INSTITUTION IN ORDER FOR YOU TO DETERMINE THE EXTENT OF DEPOSIT INSURANCE COVERAGE AVAILABLE TO YOU ON YOUR DEPOSITS, INCLUDING THE CDS. THE AUCTION AGENT IS NOT RESPONSIBLE FOR ANY INSURED OR UNINSURED PORTION OF THE CDS OR ANY OTHER DEPOSITS. IF YOU CHOOSE TO PURCHASE THE CDS OF ONE INSURED FINANCIAL INSTITUTION IN EXCESS OF THE MAXIMUM APPLICABLE DEPOSIT INSURANCE AMOUNT, YOU DO SO AT YOUR OWN RISK.

3.	What is bidding on Yield?

In CD auctions, Bidders have the option to bid for the Yield they would like to receive on the CD. During an open auction, a bidder can bid on both Price and Yield at the same time by utilizing the arrows under the bid Price to flip between the two fields.

4.	How frequently will payments be made?

Payments will be made as described in the CDs' term sheet. CDs may pay monthly, quarterly, semi-annually, or at maturity.

5.	What is "Buy Today!" ?

Some auctions may have a pre-set "Buy Today!" price and yield. This gives a registered user the option to purchase CDs at that price and yield without placing an "in-the-money" bid.

6.	Why would I use "Buy Today!" instead of bidding in the auction?

"Buy Today!" removes the uncertainty from the auction process. You are guaranteed the units you want at the pre-set price and yield.

7.	Does my "Buy Today!" purchase affect my bid limit for the auction?

Yes. Your bid limit is reduced by the cost of the units you allocate to "Buy Today!".

8.	When do I get my "Buy Today!" CDs?

"Buy Today!" CDs are delivered on settlement date. Please refer to the auction term sheet for the specific settlement date.

ESOARS™: Basics

1.	What are ESOARS™?

ESOARS™ is an acronym for Employee Stock Option Appreciation Rights Securities. ESOARS™ are securities designed to help companies that grant employee stock options establish a fair market value of their options. ESOARS™ are tracking securities, meaning they track the value of a reference pool of employee stock options by making payments to holders as options in the reference pool are exercised. Each ESOARS™ unit entitles the holder to receive, over the term of the options in the reference pool, the average of the net realized value, or intrinsic value, realized upon the exercise of options in the reference pool that vest.

For example, suppose a company grants 1,000,000 new employee stock options (the "reference pool") and issues 100,000 ESOARS™ units. Further suppose that 900,000 of the employee stock options vest and are exercised and receive on average $10 per option for a total of $9,000,000 of net realized value. The net realized value is the amount by which the company's stock price at the time of exercise exceeds the exercise price (also commonly referred to as the “strike price”) of the options, multiplied by the number of options exercised. In this example, the holder of each ESOARS™ unit would receive $10 over the life of the ESOARS™ ($9,000,000 net realized value divided by 900,000 vested reference options).

It is important to note that ESOARS™ are not stock options. ESOARS™ holders do not have a right to exercise any stock options. Instead, ESOARS™ holders receive payments only if and when employees exercise their options and realize a gain. ESOARS™ holders will only receive payment if the company's stock price exceeds the exercise price set for the reference pool and the employees choose to exercise their options.

2.	Where can I find more information about ESOARS™?

Additional questions can be directed to auctions@zionsdirect.com, or call (800) 554-1688 and speak to a Representative.

ESOARS™: Option-Granting Companies

3.	Why issue ESOARS™?

ESOARS™ are designed to be used for employee stock option valuation for FAS 123R purposes by establishing an open and competitive market where self-interested bidders aid in price discovery of the value of these complex instruments. ESOARS™ are an alternative to existing model-based approaches, some of which may not sufficiently account for the differences between employee stock options and the traded options for which valuation models were originally designed.

4.	Which companies might benefit from issuing ESOARS™?

Any public company that issues employee stock options can potentially benefit from issuing ESOARS™. The best ESOARS™ candidates are companies with an effective WKSI (well-known seasoned issuer) or universal shelf registration statement or the ability to file an automatic shelf registration statement.

5.	What does a company need to do to issue ESOARS™?

Zions can assist with the entire ESOARS™ issuance process, including post-auction payments and reporting to holders. The issuance of ESOARS™ requires the disclosure of certain information about your company and its past option grants. ESOARS™ will be offered by prospectus or prospectus supplement. Certain modifications to your shelf registration statement may be necessary.

6.	What are the relevant accounting pronouncements?

FAS 123R governs the accounting for employee stock options. The pronouncement indicates a preference for the use of a market–based valuation of employee stock options. Paragraph 22 reads, in part, "The fair value of an equity share option or similar instrument shall be measured based on the observable market price of an option with the same or similar terms and conditions, if one is available."

7.	What has the Securities and Exchange Commission (SEC) said about using a market price to value employee stock options?

In September 2005, SEC Chairman Christopher Cox along with the Chief Accountant and the Office of Economic Analysis issued statements encouraging the development of market-based valuation methods for employee stock options. See Chairman Cox's announcement, an analysis by the Office of Economic Analysis, and comments by the Chief Accountant.

In September 2006, Zions submitted to the Office of the Chief Accountant (OCA) of the SEC a request for their consideration of ESOARS™ as a valid method for employee stock option grant valuation. See Zions' Submission.

On January 25, 2007, the Office of the Chief Accountant responded to our submission and concurred with our view that ESOARS™ are sufficiently designed to use for FAS 123R purposes. See OCA Response.

ESOARS™: Investors / Bidders

8.	Who can invest in ESOARS™?

Individuals and institutions that complete the Prospective Bidder Registration form will be able to participate in ESOARS™ auctions. Zions Direct will assign each bidder an initial bid limit; details of the limit can be found in the prospectus supplement. If you would like to increase your bid limit, you can call the Zions Direct Investment Center at (800) 524-8875 or contact Zions Direct by e-mail at auctions@zionsdirect.com. If you do not currently have a Zions Direct account you may need to provide information regarding your tax bracket, annual income, net worth, liquid net worth/investable assets, and any other pertinent information that Zions Direct may require. Institutional bidders may be required to submit certain financial statements in order to establish bid limits.

Individuals do not need to be accredited investors. However, this investment is not appropriate for every individual as it may require complex valuation models and entails unusual risks.

9.	How do I find out about future auctions?

Future ESOARS™ auctions are posted on the calendar found on the ESOARS™ internet homepage.

10.	What are some of the risks of investing in ESOARS™?

There is a high degree of risk in investing in ESOARS™. There is no guarantee that ESOARS™ holders will receive any payment or return of capital invested. ESOARS™ may lose some or all of their value. There may not be an active secondary market for ESOARS™; therefore, holders may not be able to find a buyer for their securities or may have to sell them at a loss. The amount and timing of payments, if any, to ESOARS™ holders is uncertain and will be affected by numerous variables including, but not limited to, underlying stock price movements, the amounts and timing of employee option exercises and employee terminations. A modification of the terms of the underlying employee stock options (as defined in FAS 123R) may result in the termination of the ESOARS™, resulting in the ESOARS™ holders receiving a payment based upon an independent valuation of the ESOARS™.

Investment in ESOARS™ may not be appropriate for all investors. ESOARS™ are unusual and complex securities that may require sophisticated pricing models and/or investment strategies.

11.	What is the purpose of the ESOARS™ auction market?

ESOARS™ are issued in order to obtain a market valuation of employee stock options. FAS 123R requires companies to expense employee stock options. Currently, companies use models such as the Black-Scholes-Merton option-pricing formula or the binomial (lattice) method to determine the value of employee stock options. However, these approaches are typically used to value exchange-traded options, which have significant differences from employee stock options. Zions believes that a market-based valuation can be used to measure the cost of the options. The Financial Accounting Standards Board and the Securities and Exchange Commission have both indicated that such an approach is acceptable for valuing grants of employee stock options.

12.	Under what conditions will I receive payments from ESOARS™?

ESOARS™ holders will only receive payments under three circumstances: (1) if the company's stock price exceeds the exercise price for the options in the reference pool and the employees choose to exercise their employee stock options, (2) in the event that all of the employee stock options in the reference pool are forfeited prior to vesting, as described below in question 10, and (3) if the options in the reference pool are modified and the valuation agent determines that the options have a positive value, as described in question 7.

13.	What happens when employee stock options are forfeited?

Payments to ESOARS™ holders include adjustments intended to eliminate the effect of any forfeiture of options in the reference pool. Details of the method of calculating payments can be found in the prospectus supplement. If, upon completion of the first annual vesting period, all of the options in the reference pool have been forfeited prior to vesting, holders will receive a payment equal to the initial offering price for the ESOARS™, plus interest, and the ESOARS™ will thereafter be canceled. The rate of interest will be disclosed in the offering documents. ESOARS™ holders will not receive any payment for employee stock options in the reference pool that are canceled after they have vested, including any that are unexercised at expiration of the options.

14.	How frequently will payments be made?

Payments will be made following each calendar quarter end if employee stock options in the reference pool have been exercised during that quarter. It is currently anticipated that payments will be made within 15 days of the end of the applicable calendar quarter. The final payment will be made within 15 days of the expiration of the employee stock options, after which no additional payments will be made. If, upon completion of the first annual vesting period, all of the options in the reference pool have been forfeited prior to vesting, the associated payment to holders, as described in question 10 above, will be made within 15 days of the end of the quarter in which all of the options are forfeited.

15.	Will my ESOARS™ payments be in cash or shares of stock?

Payments to ESOARS™ holders may be in cash, shares of stock or both, depending on the terms and conditions set forth in the ESOARS™ prospectus or prospectus supplement.

16.	Will my ESOARS™ appear on my brokerage account statement?

Winning bidders will be required to give delivery instructions or their Zions Direct account number. It is anticipated that ESOARS™ will be included on holders' brokerage account statements.

17.	Can I sell or transfer my ESOARS™ to another investor?

There are no restrictions on the transfer or sale of ESOARS™. However, ESOARS™ will not be listed on an exchange and there may not be an active secondary market for ESOARS™.

18.	How much should I bid for ESOARS™?

Each investor must determine how much to bid. The purpose of the ESOARS™ auction is to determine how much the market will pay for the ESOARS™, leading to a market-based valuation of the underlying employee stock options. Among the factors that will likely influence pricing are expectations about a company's future stock price and expectations about employee termination and option exercise patterns.

19.	What information will be provided about previous option grants?

To facilitate analysis of options exercise patterns, summarized information for past option grants will be included in the applicable registration statement, prospectus, prospectus supplement or other offering material. This information may include information on each grant, a year-by-year summary of options exercised, average exercise price, and intrinsic value realized, as well as a graph showing cumulative percentage of options exercised over time.

20.	What are the tax implications of investing in ESOARS™?

The applicable registration statement, prospectus, prospectus supplement or other offering material may contain information on the potential tax treatment of ESOARS™. Those considering an investment in ESOARS™ should contact their independent tax advisor.

21.	Will purchasers receive physical ESOARS™ certificates?

No. ESOARS™ will be held in book-entry form (electronic rather than paper) at the Depository Trust Company (DTC).

22.	What happens to ESOARS™ if the employee stock option grant is modified?

Under FAS 123R, paragraph 51, a modification of employee stock options, such as resetting the strike price, is considered a cancellation of the original option and a new option issuance. ESOARS™ holders will receive a payment based on an independent valuation of the ESOARS™ at the time of modification.

Forward-Looking Statements

In addition to historical information, this free writing prospectus contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding the timing and benefits of the proposed auction. Such statements encompass Zions Bancorporation’s beliefs, expectations, hopes or intentions regarding future events. Words such as “expects,” “intends,” “believes,” “anticipates,” “should,” “likely” and similar expressions identify forward-looking statements. All forward-looking statements included in this communication are made as of the date hereof and are based on information available to Zions Bancorporation as of such date. Zions Bancorporation assumes no obligation to update any forward-looking statement. Risk factors, cautionary statements and other conditions which could cause actual results to differ from management’s current expectations are contained in Zions Bancorporation’s filings with the SEC, including the section of Zions Bancorporation’s preliminary prospectus supplement dated April 10, 2008, entitled “Risk Factors.”